Exhibit 12(b)

General Electric Company

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Years ended December 31
(Dollars in millions)	2010	2009	2008	2007	2006

General Electric Company and consolidated affiliates
Earnings(a)	$13,747	$9,799	$19,770	$27,473	$24,057
Plus:
Interest and other financial charges included in expense(b)	15,983	18,309	25,844	23,729	18,877
One-third of rental expense(c)	455	605	476	646	591

Adjusted “earnings”	$30,185	$28,713	$46,090	$51,848	$43,525

Fixed charges:
Interest and other financial charges included in expense(b)	$15,983	$18,309	$25,844	$23,729	$18,877
Interest capitalized	39	42	73	93	71
One-third of rental expense(c)	455	605	476	646	591

Total fixed charges	$16,477	$18,956	$26,393	$24,468	$19,539

Ratio of earnings to fixed charges	1.83	1.51	1.75	2.12	2.23

Preferred stock dividend requirements	$300	$300	$75	$–	$–

Ratio of earnings before provision for income taxes to earnings from continuing operations	1.08	0.90	1.06	1.18	1.20

Preferred stock dividend factor on pre-tax basis	$324	$270	$80	$–	$–
Fixed charges	16,477	18,956	26,393	24,468	19,539

Total fixed charges and preferred stock dividend requirements	$16,801	$19,226	$26,473	$24,468	$19,539

Ratio of earnings to combined fixed charges and preferred stock dividends	1.80	1.49	1.74	2.12	2.23

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.
(b)	Included interest on tax deficiencies.
(c)	Considered to be representative of interest factor in rental expense.